Exhibit 99.2

June 25, 2021

O2MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JULY 28, 2021

To the Shareholders of O2Micro International Limited:

You are cordially invited to attend the Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”) on Wednesday July 28, 2021, (the “Annual General Meeting”), at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time. A Notice of the Annual General Meeting, a Proxy (or a Voting Instruction Card if you are a holder of American Depositary Shares (“ADSs”)) and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.

All registered holders of ordinary shares (“Ordinary Shares” or “Shares”) as of the close of business on Tuesday, May 4, 2021 (the “Record Date”), will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held. All registered holders of ADSs as of the Record Date shall be entitled to instruct The Bank of New York Mellon, as depositary for the Company’s ADS program, how to vote the Ordinary Shares underlying such Holder’s ADSs, subject to and in accordance with the provisions of the deposit agreement which governs the Company’s ADS program. A summary of those provisions is included in the attached Proxy Statement.

A record of the Company’s activities for the fiscal year ended December 31, 2020, is included in our annual report to the Shareholders (the “Report to Shareholders”) and was also included in our Form 20-F filed with the Securities and Exchange Commission on May 17, 2021 (the “Annual Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith. The Annual Report may also be read and copied at the SEC's Public Reference Room at Judiciary Plaza, 100 F Street, N.E. Fifth Street, N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, Suite 400, New York, New York 10281, and 175 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604, and is also available to the public from the SEC's website at http://www.sec.gov. Copies of the Annual Report will also be available at the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy or ADS Voting Instruction Card, as applicable, promptly in the enclosed self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, by attending the Annual General Meeting and voting in person, your Proxy will not be used.

Sincerely,

Sterling Du

Director, Chief Executive Officer and Chairman of the Board

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O2MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JULY 28, 2021

O2Micro International Limited

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

Executive Directors Sterling Du Chuan Chiung “Perry” Kuo James Elvin Keim	Independent Non-Executive Directors Michael Austin Lawrence Lai-Fu Lin Ji Liu Teik Seng Tan Daniel Lenehan Vijay Kumar

To the Holders of Ordinary Shares and American Depositary Shares:

The Annual General Meeting of Shareholders of O2Micro International Limited (the “Company”), a Cayman Islands company, will be held on Wednesday July 28, 2021, at the offices of Maples and Calder, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, at 2:00 p.m., local time, at which meeting the following matters will be put to the vote of the Shareholders:

PROPOSAL NO. 1.a.

That James Elvin Keim be elected as a Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2024 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 1.b.

That Lawrence Lai-Fu Lin be elected as a Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2024 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

PROPOSAL NO. 1.c.

That Ji Liu be elected as a Class II Director to hold office until the Annual General Meeting of Shareholders to be held in 2024 and until his successor is elected and duly qualified, or until his earlier resignation or removal.

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PROPOSAL NO. 2

That the Company’s 2015 Share Incentive Plan (the “SIP”) be amended to increase the number of Shares reserved for issuance under the SIP by one hundred million (100,000,000) additional Ordinary Shares (2,000,000 ADSs), raising the total reserved amount from two hundred fifty million (250,000,000) Shares (5,000,000 ADSs) to three hundred fifty million (350,000,000) Ordinary Shares (7,000,000 ADSs). As of December 31, 2020, 43,375,200 Ordinary Shares (867,504 ADSs) are currently available for future issuance under the SIP. This increases the total reserved amount to (143,375,200) Ordinary Shares (2,867,504 ADSs).

PROPOSAL NO. 3

That the Company’s financial statements and the auditors’ report for the fiscal year ended December 31, 2020, be approved and adopted.

PROPOSAL NO. 4

That the appointment of Deloitte & Touche as independent auditors for the fiscal year ending December 31, 2021, be approved and ratified.

The Board of Directors has fixed the close of business on May 4, 2021, as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Ordinary Shares or American Depository Shares of the Company at the close of business on such date shall be entitled to vote at the Annual General Meeting or any adjournment thereof.

We ask that you vote online or date, sign and return the enclosed Proxy (or the enclosed Voting Instruction Card if you hold American Depositary Shares) in the self-addressed stamped envelope. If you are a registered holder of Ordinary Shares, you may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors

Sterling Du

Director, Chief Executive Officer and Chairman of the Board

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O2MICRO INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(the “Company”)

O2Micro International Limited

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy, if you hold Ordinary Shares, or Voting Instruction Card if you hold American Depository Shares (“ADSs”), are being mailed to shareholders of the Company (“Shareholders”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) of the Company for the 2021 Annual General Meeting of the Company (the “Annual General Meeting”). The Company’s Annual Report for the fiscal year ended December 31, 2020, which is not part of this Proxy Statement, was filed separately with the Securities and Exchange Commission on May 17, 2021 (Form 20-F).

Voting By Registered Holders of Ordinary Shares

When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy but do not specify any choices, you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Annual General Meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy to the Company’s share registrar at Maples Fund Services (Asia) Limited, 5301, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong, not less than 48 hours before the time appointed for the Annual General Meeting. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy, by attending the Annual General Meeting and withdrawing the Proxy, or by voting in person at the Annual General Meeting.

Each holder of the Ordinary Shares in the capital of the Company in issue, and recorded in the register of Members of the Company at the close of business on May 4, 2021, is entitled to one vote on a show of hands and, on a poll, to one vote for each Ordinary Share so held at the Annual General Meeting, which includes The Bank of New York Mellon which is the registered holder of all Ordinary Shares deposited into the Company’s ADS program. See the section entitled “Voting by Holders of ADSs” below. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting. Resolutions put to the vote at the Annual General Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Annual General Meeting or any holder of Record Shares present in person or by proxy. Every holder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

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If two or more persons are jointly registered as holders of an Ordinary Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the Ordinary Share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Members.

Voting by Holders of ADSs

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this Proxy Statement, the accompanying Notice of Annual General Meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of Shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the Ordinary Shares represented by the ADSs, only The Bank of New York Mellon may vote those Shares at the Annual General Meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the Ordinary Shares underlying your ADSs are not able to be voted at the Annual General Meeting, there may be nothing you can do.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs by July 20 2021, at 5:00 p.m., New York time (the “ADS Voting Deadline”), The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the Chairman of the Annual General Meeting to vote in favor of each proposal recommended by the Board and against each proposal opposed by the Board. Holders of ADSs can only change their instructions to The Bank of New York Mellon by providing a new ADS Voting Instruction Card to The Bank of New York Mellon prior to the ADS Voting Deadline. ADS holders cannot vote or change the instructions previously delivered to The Bank of New York Mellon in an ADS Voting Instruction Card by attending the Annual General Meeting in person.

Other Matters

Your attention is also drawn to Articles 93 and 94 of the Articles of Association of the Company in relation to the requirements applicable to any Member who wishes to propose additional business at the Annual General Meeting not set out in the Notice of the Annual General Meeting, including in relation to the election of the Directors. For such additional business to be properly brought before an annual general meeting, it must be brought by a Member, whose notice addressed to the Secretary of the Company must have been delivered to or mailed and received at the principal executive offices of the Company not less than 45 days nor more than 75 days prior to the date on which the Company first mailed proxy materials for the previous year’s annual general meeting (or the date on which the Company mails its proxy materials for the current year if during the prior year the Company did not hold an annual general meeting or if the date of the annual general meeting was changed more than 30 days from the prior year). The term “Member” is used to refer specifically to holders of Ordinary Shares whose name is entered on the register of Members as the holder of one or more ordinary shares. Such notice to the Secretary must set forth as to each matter the Member proposes to bring before the annual general meeting (i) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (ii) the name and record address of the Member proposing such business, (iii) the class and number of shares of the Company which are beneficially owned by the Member, and (iv) any material interest of the Member in such business. In the case of nominations of persons for election to the Board, the notice must set forth, in addition, (a) as to each person whom the Member proposes to nominate for election or re-election as a Director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of the Company which are beneficially owned by the person, and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of Directors pursuant to Rule 14a under the United States Securities Exchange Act of 1934, as amended, and (b) as to the Member giving the notice, (i) the name and record address of the Member, and (ii) the class and number of shares of the Company which are beneficially owned by the Member. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a Director of the Company. No person shall be eligible for election as a Director of the Company unless nominated in accordance with these procedures.

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Under Article 87 of the Articles of Association of the Company, a Member is entitled to cumulate votes (i.e., cast for any candidate a number of votes greater than the number of votes which such Member normally is entitled to cast) if the candidates’ names have been placed in nomination prior to commencement of the voting and the Member has given notice prior to commencement of the voting of the Member’s intention to cumulate votes. If any Member has given such notice, then every Member entitled to vote may cumulate votes for candidates in nomination either (i) by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the Member’s Shares are normally entitled to, or (ii) by distributing the Member’s votes on the same principle among any or all of the candidates, as the Member thinks fit. The candidates receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected; votes against any candidate and votes withheld shall have no legal effect. Each holder of ADSs may instruct The Bank of New York Mellon to vote the Ordinary Shares underlying its ADSs on a cumulative basis as described above.

BOARD OF DIRECTORS

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

The current Board comprises Sterling Du, Chuan Chiung “Perry” Kuo, James Elvin Keim (executive directors) and Michael Austin, Lawrence Lai-Fu Lin, Teik Seng Tan, Daniel Lenehan, Vijay Kumar, and Ji Liu (independent non-executive directors). The current standing committees of the Board are the Audit Committee, the Compensation Committee and the Nominating Committee.

The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. Its responsibilities include (1) the appointment, retention, compensation and oversight of the work of the Company’s independent auditors, and for review of its qualifications; (2) review of the Company’s annual financial statement, earning releases and accounting practices and procedures; and (3) review of the Company’s system of internal controls. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential submission by employees of the Company of concerns regarding accounting or auditing matters. The Audit Committee is currently comprised of three of the Company’s independent directors, Daniel Lenehan, Teik Seng Tan (Chairman) and Lawrence Lai-Fu Lin. Mr. Lin is seeing re-election as a Class II Director at the 2021 Annual General Meeting.

The Compensation Committee (i) establishes remuneration levels of the Company's officers, (ii) performs the functions that are provided under the Company's employee benefit programs and (iii) administers the Company's Stock Incentive Plans. When reviewing and recommending executive officer compensation, the Compensation Committee meets without management present, and retains an independent compensation consultant whose firm does not provide any other services to management or the Company. The Compensation Committee is currently comprised of two of the Company’s independent directors, Lawrence Lai-Fu Lin and Michael Austin. Mr. Lin is seeing re-election as a Class II Director at the 2021 Annual General Meeting.

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The Nominating Committee assists the Board in selecting nominees for election to the Board and makes recommendations to the Board from time to time, or whenever it shall be called upon to do so, regarding nominees for the Board. The Nominating Committee is currently comprised of two of the Company’s independent directors, Michael Austin (Chairman) and Vijay Kumar.

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REPORT OF THE AUDIT COMMITTEE

As more fully described in its charter, the Audit Committee is directly responsible for the oversight of the Company’s accounting and financial reporting processes, and audits of the financial statements of the Company. It is also responsible to oversee the Company’s independent auditor, and for the review of the Company’s internal system of controls, though the Company’s management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the Company’s audited financial statements for the year ended December 31, 2020, with management. Said review also included i) a discussion of the quality, not just the acceptability, of the accounting principles; ii) the reasonableness of significant judgments; and iii) the clarity of disclosures in the Company’s financial statements.

The Audit Committee also reviewed the Company’s financial statements with the Company’s independent auditors, Deloitte & Touche, who are responsible for i) expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles; ii) reporting their judgments as to the quality, not just the acceptability, of the Company’s accounting principles; and iii) such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. The Audit Committee carried out its discussions with the independent auditors independently from management and the Company. The independent auditors provided the Audit Committee with the letter required by the Public Company Accounting Oversight Board (PCAOB) regarding the independent accountant’s communications with the Audit Committee concerning independence. The Audit Committee regularly meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Audit Committee held four meetings in 2020.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the audited financial statements for the year ended December 31, 2020, be included in the Report to Shareholders and the Form 20-F for filing with the Securities and Exchange Commission. The Audit Committee recommended, subject to the shareholders’ approval, the appointment of Deloitte & Touche as the Company’s independent auditors for the fiscal year ending December 31, 2021.

Teik Seng Tan, Audit Committee Chair

Daniel Lenehan, Audit Committee Member

Lawrence Lai-Fu Lin, Audit Committee Member

May 17, 2021

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Article 116 of the Company’s Articles of Association provides that, at the Company’s first annual general meeting after becoming eligible to have a classified board, the Board will be divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. Class I directors will be elected for a one-year term, Class II directors for a two-year term and Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expire at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

At the 2021 Annual General Meeting, three (3) existing Class II Directors, James Elvin Keim, Lawrence Lai-Fu Lin and Ji Liu, are proposed to be re-elected for a three-year term until the Annual General Meeting of Shareholders to be held in 2024 and until their respective successors are elected and duly qualified, or until such director’s earlier resignation or removal. A brief summary of each nominee’s principal occupation, business affiliations and other information follows:

James Elvin Keim has served as a director since March 1999 and as Head of Marketing and Sales since December 2001, and as a Class II Director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a B.S. in engineering from Iowa State University, an M.S. in electrical engineering and an M.B.A. from the University of Illinois.

Lawrence Lai-Fu Lin has served as a Class II Director since June 2003, and is a member of the Audit Committee and chairman of the Compensation Committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as a director of Yageo Corporation which is a Taiwan listed public company. He graduated from Taipei Vocational Commercial School in 1969.

Ji Liu has served as a Class II Director since June 2007.  Mr. Liu has been an Honorary President of the China Europe International Business School since 2005.  He has been the Chairman of China Europe International Business School Education Development Foundation since 2005.  From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School.  From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a B.S. in power mechanical engineering from Tsinghua University in China.

All nominees have consented to be named in this proxy statement and to serve on the Company’s board, if elected. In the event that any nominee should not be available, the persons named in the proxy will vote for the other nominees and may vote for a substitute for the unavailable nominee.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF JAMES ELVIN KEIM, LAWRENCE LAI-FU LIN AND JI LIU AS CLASS II DIRECTORS TO EACH SERVE A THREE-YEAR TERM UNTIL THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD IN 2024 AND UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED AND DULY QUALIFIED, OR UNTIL SUCH DIRECTOR’S EARLIER RESIGNATION OR REMOVAL. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE ELECTION OF SAID NOMINEES. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

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PROPOSAL NO. 2: ORDINARY RESOLUTION – 2015 SHARE INCENTIVE PLAN

At the 2021 Annual General Meeting, the Shareholders are being asked to approve, adopt and ratify an amendment to the Company’s 2015 Share Incentive Plan (the “SIP”) to increase in the number of Shares reserved for issuance by one hundred million (100,000,000) additional Ordinary Shares (2,000,000 ADSs), raising the total reserved amount from two hundred fifty million (250,000,000) Shares (5,000,000 ADSs) to three hundred fifty million (350,000,000) Ordinary Shares (7,000,000 ADSs). As of December 31, 2020, 43,375,200 Ordinary Shares (867,504 ADSs) are currently available for future issuance under the SIP. This increases the total reserved amount to (143,375,200) Ordinary Shares (2,867,504 ADSs).

A general description of the SIP is set forth below. This description is qualified in its entirety by the terms of the SIP incorporating the proposed amendment, a copy of which is available for inspection by Shareholders and ADS holders at the Company’s office at 3118 Patrick Henry Drive, Santa Clara CA 95054.

Summary of the 2015 Plan

On April 22, 2015, the Board adopted the 2015 Plan, subject to shareholder approval. We are asking our stockholders to approve an amendment to the 2015 Plan to increase the number of authorized shares in reserve so that we can use the 2015 Plan to achieve the Company’s performance, recruiting, retention and incentive goals. The 2015 Plan is the successor to our 2005 Share Option Plan and 2005 Share Incentive Plan (the “Predecessor Plans”).

The 2015 Plan provides for a variety of forms of awards, including options on ADSs and ordinary shares (unless otherwise specified we refer to both security instruments in this proposal as “shares”), share appreciation rights, restricted shares, restricted share units and dividend equivalents to allow the Company to adapt its incentive compensation program to meet the needs of the Company in the changing business environment in which the Company operates.

We strongly believe that the 2015 Plan is essential to our continued success. The Board and management believe that equity awards (i) motivate high levels of performance, align the interests of our personnel and shareholders by giving directors, employees and consultants the perspective of an owner with an equity stake in the Company, and provide an effective means of recognizing their contributions to the success of the Company and (ii) are a competitive necessity in our industry, and are essential to recruiting and retaining the highly qualified technical and other key personnel who help the Company meet its goals, as well as rewarding and encouraging current directors, employees and consultants. Our plan is very broad-based, extending participation to the majority of our employees. We emphasize equity-based compensation, rather than cash-based compensation. The Board and management believe that the ability to grant equity awards will be important to the future success of the Company.

Since 2005, the administration of our equity incentive plans has been aligned with governance best practices; we have not:

•	Recycled shares netted for taxes or proceeds upon exercise of stock options or SARs, or the vesting of RSUs;
•	Accelerated the vesting of equity awards; or
•	Undertaken a repricing or exchange of underwater stock options, in spite of the fact that a significant percentage of our options outstanding have been underwater.

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•	Granted equity awards to our executive officers with a minimum one-year vesting requirement.

Share Reserve.  The number of ordinary shares initially reserved for issuance under the SIP includes: (a) a new number of ordinary shares reserved for issuance under the 2015 Plan of 2,000,000 ADS; and (b) the number of ADS (867,504 as of December 31, 2020) that remain available for grants of awards under the SIP.  The maximum aggregate number of ADS that may be issued pursuant to incentive share options is 1,500,000 ADS and the maximum aggregate number of ordinary shares that may be issued as in the form of restricted shares and restricted share units is 1,000,000 ADS.  For purposes of calculating the number of ordinary shares issued under the 2015 Plan, the issuance of an ADS will be deemed the issuance of 50 Ordinary Shares.

Unless terminated sooner, the SIP will automatically terminate in 2025. Our Board has the authority to amend or terminate the SIP. With respect to any such amendment, we will obtain the approval of the Shareholders to the extent, in such a manner and to such a degree as is necessary to comply with applicable provisions of the corporate and securities laws of the Cayman Islands, the U.S. Internal Revenue Code, the rules of the NASDAQ Stock Market, the rules of any other applicable stock exchange or national market system, and the rules of any jurisdiction applicable to participation granted to residents therein.

If this proposal is approved by ordinary resolution of our Shareholders, the amendment will become effective at the Company’s 2021 Annual General Meeting.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE AMENDMENTS TO THE 2015 SHARE INCENTIVE PLAN. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID

PROXIES WILL BE VOTED FOR THE APPROVAL, ADOPTION AND RATIFICATION OF THE AMENDMENTS TO THE 2015 SHARE INCENTIVE PLAN. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

FPROPOSAL NO. 3: APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND THE AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

The approval and adoption by the Shareholders of the financial statements and the auditors’ report for the fiscal year ended December 31, 2020, are being solicited. The financial statements and the auditors’ report for the fiscal year ended December 31, 2020, appear in the Report to Shareholders.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND ADOPTION OF THE FINANCIAL STATEMENTS AND AUDITORS’ REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

PROPOSAL NO. 4: APPROVAL AND RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board has appointed Deloitte & Touche as independent auditors of the Company for the fiscal year ending December 31, 2021, subject to approval and ratification by the Shareholders.

If the Shareholders do not approve and ratify the appointment of Deloitte & Touche, the selection of other independent auditors will be considered by the Audit Committee and the Board.

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THE BOARD RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021. UNLESS DIRECTED TO THE CONTRARY, THE ORDINARY SHARES REPRESENTED BY VALID PROXIES WILL BE VOTED FOR THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2021. ORDINARY SHARES UNDERLYING ADSs WILL BE VOTED AS DESCRIBED UNDER THE SECTION “VOTING BY HOLDERS OF ADSs” ABOVE.

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GENERAL

At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the Annual General Meeting other than that described above.

Present and former officers, directors and other employees of the Company may solicit proxies and ADS voting instructions by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, ADS depository, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

Sterling Du

Chief Executive Officer and Chairman of the Board

Dated: June 25, 2021

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15835 O2 Mirco VIF Proof 3

Date: July 28, 2021

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

PROPOSALS

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here ______________ Please Date Above

______________________ Please Sign Here ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of O2MICRO INTERNATIONAL LIMITED to be held on July 28, 2021 For Holders as of May 4, 2021

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 p.m. New York City time on July 20, 2021.

PROXY TABULATOR FOR
O2MICRO INTERNATIONAL LIMITED
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Proof 3

O2MICRO INTERNATIONAL LIMITED

(Must be received prior to 5:00 p.m. (New York City time) on July 20, 2021)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of O2Micro International Limited registered in the name of the undersigned on the books of the Depositary as of the close of business on May 4, 2021 at the Annual General Shareholders Meeting of Shareholders of O2Micro International Limited to be held on July 28, 2021, in the Cayman Islands.

NOTES:

1. **Please direct the Depositary how to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discetionary proxy will be given to a person designated by the company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the company.**

PROXY TABULATOR FOR
O2MICRO INTERNATIONAL LIMITED
SURESTE S.A.B. DE C.V.
P.O. Box 8016
CARY, NC 27512-9903

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